

May 11, 2011

<u>Via Email</u>
Mr. Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re: Biopack Environmental Solutions Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed February 11, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed October 12, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

We issued comments to you on the above captioned filings on March 11, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 24, 2011 to provide a substantive response to these comments to the extent these comments relate to your periodic reporting obligations under the Securities Exchange Act of 1934, or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 24, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding our comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services